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SECU **06003567** SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 43801

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**01/01/05**_____ AND ENDING_____**12/31/05**_____

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Icon Distributors, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5299 DTC Blvd., Suite 1200

(No. and Street)

Greenwood Village,	**CO**	**80111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  Erik L. Jonson   **(303) 790-1600**

                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	**Greenwood Village,**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 1 0 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Erik L. Jonson** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Icon Distributors, Inc. _____ , as

of _____ **December 31** , 20**05** _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

E. H. Jonson
Signature

EVP & CFO
Title

Marla Legoski
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ICON DISTRIBUTORS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

ICON DISTRIBUTORS, INC.

TABLE OF CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
ICON Distributors, Inc.

We have audited the accompanying statement of financial condition of ICON Distributors, Inc. as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICON Distributors, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 2, 2006



Spicer Jeffries is a member of MSI, a network of independent professional firms.

ICON DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$	195,983
COMMISSIONS RECEIVABLE		188,762
OTHER		113
	$	**384,858**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accounts payable	$	57,890
Commissions payable		155,514
Total liabilities		213,404

CONTINGENCIES (Note 3)

SHAREHOLDER'S EQUITY: (Note 2)

Common stock, par value $0.01 per share; 10,000,000 shares authorized; 3,000 shares issued and outstanding	30
Additional paid-in capital	161,252
Retained earnings	10,172
Total shareholder's equity	171,454
$	**384,858**

ICON DISTRIBUTORS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUE:

Management and advisory fees	$	1,931,877
Other income		698
Total revenue		1,932,575

EXPENSES:

Commissions	1,459,501
Custodian (Note 3)	108,582
NSCC fees	66,367
General and administrative	339,406
Total expenses	1,973,856

NET LOSS	$	(41,281)

The accompanying notes are an integral part of this statement

5

ICON DISTRIBUTORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Stock Amount	Additional Paid In Capital	Retained Earnings
BALANCES, December 31, 2004	3,000	$ 30	$ 161,252	$ 51,453
Net loss	-	-	-	(41,281)
BALANCES, December 31, 2005	3,000	$ 30	$ 161,252	$ 10,172

ICON DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
<u>YEAR ENDED DECEMBER 31, 2005</u>

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(41,281)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in commissions receivable		(52,718)
Increase in other asset		(113)
Increase in accounts payable		18,532
Increase in commissions payable		55,788
NET DECREASE IN CASH		(19,792)
CASH, at beginning of year		215,775
CASH, at end of year	$	**195,983**

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

The Company was incorporated in Colorado on May 3, 1991 and operates as a securities broker-dealer. The Company is a wholly owned subsidiary of ICON Management and Research. On January 1, 2004, the Company changed its name to ICON Distributors, Inc.

The Company under Rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company's broker transactions are limited to the sale and redemption of redeemable securities of registered investment companies. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments, including cash and cash equivalents, commissions receivable, other assets, accounts payable and commissions payable, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers certificates of deposits to be cash equivalents.

ICON DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
(concluded)

Income Taxes

The Company has elected, with the consent of its parent, the sole shareholder, to be taxed under the provisions of the S-Corporation statutes of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its income. Instead, the parent includes the Company's taxable income or loss on its income tax return.

NOTE 2 -   *NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had deficit net capital and net capital requirements of ($17,308) and $14,228, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was (12.32) to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. The Company notified the regulatory bodies of this deficiency and subsequent to December 31, 2005, the Company infused an additional $300,000 to remedy this deficiency.

NOTE 3 -   *NATURE OF OPERATIONS AND RELATED PARTY TRANSACTIONS*

The Company's sole business is to clear and transact business on behalf of its affiliate on a fully disclosed basis. Accordingly, the Company is considered to be economically dependent on its affiliate's operations. The Company is provided office space and use of equipment from its affiliate.

During the year ended December 31, 2005, the Company paid $108,582 to its affiliate for reimbursement of custodial fees paid on behalf of the ICON funds.

9

SUPPLEMENTAL INFORMATION

ICON DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2005

CREDIT:
Shareholder's equity $ 171,454

DEBITS:
Nonallowable asset: Commissions receivable 188,762

NET CAPITAL (17,308)

Minimum requirements of 6-2/3% of aggregate indebtedness of
$213,404 or $5,000, whichever is greater 14,228

Deficit net capital $ (31,536)

AGGREGATE INDEBTEDNESS:
Accounts payable $ 57,890
Commissions payable 155,514

Total aggregate indebtedness $ 213,404

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL -12.32 to 1

See the accompanying Independent Auditors' Report. 10

ICON DISTRIBUTORS, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2005

Net capital per Company's unaudited Form X-17A-5 Part II filing	$	171,229
Adjustments:		
Increase in nonallowable commissions receivable		(188,762)
Decrease in expense		225
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	$	(17,308)



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
ICON Distributors, Inc.

In planning and performing our audit of the financial statements and supplementary information of ICON Distributors, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ICON Distributors, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



msi Legal & Accounting
Network Worldwide

Spicer Jeffries is a member of MSI, a network of independent professional firms.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of ICON Distributors, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

In addition, our review indicated that ICON Distributors, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(1) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 2, 2006